SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

First Quarter 2015 Results May 6, 2015 Page 1

AMBEV REPORTS 2015 FIRST QUARTER RESULTS UNDER IFRS

São Paulo, May 6, 2015 – Ambev S.A. [BOVESPA: ABEV3; NYSE: ABEV] announces today its results for the 2015 first quarter. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to International Financial Reporting Standards (IFRS), and should be read together with our quarterly financial information for the three-month period ended March 31, 2015 filed with the CVM and submitted to the SEC.

Operating and Financial Highlights

Top line performance: Net revenues increased 14.5% in the 1Q15, driven by solid top line growth in all of our operations (Brazil +10.7%, Central America and the Caribbean +26.4%, LAS +27.8% and Canada +6.0%). This performance is explained by (i) a volume growth of 0.4%, with positive contributions in Brazil Beer (+0.4%), Central America and the Caribbean (+22.6%) and Canada (+1.4%), partially offset by a decline in Brazil CSD & NANC (-2.2%) and LAS (-1.4%); coupled with (ii) Net Revenue per hectoliter (NR/hl) increase of 14.0%, driven by our revenue management initiatives, the benefit of premium mix and the increased weight of direct distribution in Brazil.

Cost of Goods Sold (COGS): Our COGS increased 15.1%, whereas on a per hectoliter basis, costs increased 14.6%, impacted by inflationary pressures in Brazil and Argentina, unfavorable currency hedges, product mix and higher depreciation, partially offset by the benefit of procurement savings initiatives and better commodities hedges.

Selling, General & Administrative (SG&A) expenses: SG&A expenses (excluding depreciation and amortization) were up 11.9% in the quarter, mainly as a result of double digits growth of distribution expenses, driven by inflation and the increased weight of direct distribution in Brazil. Regarding sales & marketing expenses, we continue to invest behind our brands but started to benefit from the higher comparable base related to the investments associated with the 2014 FIFA World Cup event.

EBITDA, Gross margin and EBITDA margin: Normalized EBITDA reached R$ 5,073 million (+21.1%) as our Normalized EBITDA margin expanded 260 basis points to 47.1%. Gross margin was -10 basis points down to 66.4%.

Normalized Net Profit and EPS: Normalized Net Profit was R$ 2,971 million in 1Q15, up 14.1% driven by EBITDA growth, partially offset by higher financial expenses and a higher effective tax rate. Normalized Earnings Per Share (EPS) was R$ 0.18 in the quarter.

Operating Cash generation and CAPEX: We generated R$ 3,819 million of cash from our operations in the quarter, a 45.8% increase versus last year, mainly as a result of stronger operational performance. During the first quarter of 2015 capital expenditure reached R$ 720 million.

Pay-out and Financial discipline: During the first quarter, we paid R$ 4,965 million in interest on capital to shareholders, a 24.8% increase in payout versus the same period of last year (including dividends and IOC). As of March 31st, 2015, our net cash position was R$ 5,122 million.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the first quarter of 2014 (1Q14).

First Quarter 2015 Results May 6, 2015 Page 2

Financial highlights - Ambev consolidated	1Q14		% As	%

R$ million		1Q15	Reported	Organic
Total volumes	42,984.4	43,181.0	0.5%	0.4%
Beer	31,204.9	31,750.4	1.7%	1.7%
CSD and NANC	11,779.4	11,430.6	-3.0%	-3.0%

Net sales	9,045.1	10,768.8	19.1%	14.5%
Gross profit	6,036.8	7,155.0	18.5%	14.2%
Gross margin	66.7%	66.4%	-30 bps	-10 bps
EBITDA	4,044.4	5,065.1	25.2%	21.1%
EBITDA margin	44.7%	47.0%	230 bps	260 bps
Normalized EBITDA	4,051.0	5,072.9	25.2%	21.1%
Normalized EBITDA margin	44.8%	47.1%	230 bps	260 bps
Profit	2,596.8	2,962.8	14.1%
Normalized profit	2,603.4	2,970.6	14.1%
EPS (R$/shares)	0.16	0.18	10.0%
Normalized EPS	0.16	0.18	10.0%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Management Comments

We had a strong start of the year in all of our geographies, leading to a double digits consolidated top line (+14.5%) and EBITDA growth (+21.1%), with a +260bps EBITDA margin expansion.

In Brazil, despite the challenging macroeconomic environment, we delivered a quarter of solid net revenue (+10.7%) and EBITDA performance (+18.1%) supported by the implementation of our commercial initiatives:

•         Core Brands

o    Skol expanded the summer experience to the top through a dedicated music festival that travelled to the main beaches in Brazil. During Carnival, each of our core brands took a leading role in regional events all over the country. Particularly in Rio, Antarctica sponsored the street Carnival for the 6th year in a row, promoting the 450th anniversary of the city and engaging with more than 6 million people in the world’s biggest street party.

•         Accelerate Premium

o    On top of the robust segment growth, we continued to strengthen our execution in premium, driving another quarter of double digits growth, led by a strong performance of Budweiser.

•         Near Beer

o    Near beer also played an important role in our top line performance, with Skol Beat Senses driving significant incremental volume growth and positive mix.

•         In Home

o    Based on data and insights, we have been materially expanding our off trade programs in small and big store formats, enhancing our sales execution and improving the shopper experience.

•         Out of Home

o    We also continued to step up the consumer experience at a bar through different initiatives, from micro events to the roll out of Skol Cube, a new generation cooler able to maintain beer superbly cold for longer when outside the fridge, with no need of ice.

First Quarter 2015 Results May 6, 2015 Page 3

In our international operations, our performance in Central America and the Caribbean (HILA Ex) accelerated driven by a 22.6% volume increase and significant EBITDA margin expansion, leading to a 77.5% EBITDA growth in the region. In LAS (EBITDA up 27.2%), the impact of the weak macro economic environment in our volumes in Argentina was more than offset by our revenue management strategy in the country and solid volume, top line and EBITDA growth in the other key markets in the region such as Bolivia, Chile and Paraguai. In Canada, our EBITDA increased 9.6% driven by volume growth and EBITDA margin expansion.

Looking at our divisional performance highlights:

•         Brazil. Our Brazilian operations delivered an EBITDA of R$ 3,409 million (+18.1%) explained by a top line growth of 10.7% and a +330bps EBITDA margin expansion, reaching 52.3% in the quarter.

o    Net revenue in Beer Brazil grew 11.5% in the quarter driven by a 0.4% volume growth and a 11.0% NR/hl increase. Our market share according to Nielsen was flat at an average of 67.5% in the quarter.

▪  While pressured by a soft consumer environment and facing a hard comparable base (volumes were up 10.9% in 1Q14), given the strong weather and late Carnival of last year, our volumes were slightly up in the quarter driven by (i) a strong summer and Carnival execution; (ii) incremental volumes of our premium and near beer segments and; (iii) our pack price initiatives across different channels, including the returnable glass bottle strategy, allowing us to offer more affordable packaging in a profitable way.

▪  Our NTO/hl was up double digits explained by (i) our revenue management; (ii) the benefit from premium volumes and (iii) the increased weight of direct distribution.

o    In CSD & NANC Brazil, our net revenue increased by 6.2% as (i) our volumes were down 2.2%, due to an industry decline of 4.5% partially offset by market share growth (+50bps at an average of 18.8% in the quarter), with a great performance of Guaraná Antarctica Black, launched in January, and our 1 liter RGB strategy, while (ii) NR/hl increased 8.6% driven by our revenue management initiatives and increase in direct distribution.

o    Brazil cash COGS/hl grew 7.8% in the quarter driven by (i) inflation, (ii) a higher FX hedge impact and (iii) product mix; partially offset by (iv) procurement savings and (v) better commodity hedges, mainly in CSD.

o    Brazil cash SG&A grew 12.8% mostly explained by distribution expenses that grew in the high teens due to higher inflation and the increased weight of direct distribution.

o    Other Operating Income / (Expenses) increased R$ 223 million mainly driven by the growth of recurrent government grants related to our recent investments.

•         Central America and the Caribbean (HILA Ex). EBITDA for the region totaled R$ 218 million (+77.5%) with an EBITDA margin of 34.8% (+1020bps).

o    The strong performance in the quarter is explained by a solid top line growth (+26.4%, with volumes up 22.6%) and EBITDA margin improvement in our all of our main operations. In Dominican Republic, our volumes grew double digits as we expanded  the unique experience of Carnival Presidente, with a complete 360o activation all over the country. In Guatemala, our volumes increased by more than 50% as a result of double digit industry growth and market share gains mostly driven by Mexican brands.

•         Latin America South (LAS). EBITDA for the region reached R$ 1,193 million in 1Q15 (+27.2%), with an EBITDA margin of 45.4% (-20bps).

o    Our top line in LAS was up +27.8% as a result of a -1.4% volume decline and a 29.6% NR/hl growth. The adverse scenario in Argentina, which explains most of the volume decline in the region, was more than offset by a solid revenue management strategy in the country and strong top line growth across the region. During the quarter, we started to distribute Corona in Chile, enhancing our premium strategy in the country. The introduction of Mixxtail Mojito in Argentina was also an important driver of incremental volume growth and positive mix.

First Quarter 2015 Results May 6, 2015 Page 4

•         Canada. EBITDA grew 9.6% in the quarter, reaching R$ 253 million, with an EBITDA Margin of 25.5% (up 90pbs).

o    Net revenue was up 6.0% as a result of a 1.4% volume increase and a solid 4.6% NR/hl growth, mainly explained by our revenue management strategy and higher premium mix. Industry volumes were slightly up in the quarter (+0.2%), as Canada faced a very cold January and February, followed by a better weather in March. Our reported volumes were up 2.1% mainly driven by the Corona addition to our portfolio (we only started distributing Corona in March 2014) and good performance of Bud Light, Shock Top and Stella Artois.

Outlook

Our first quarter consolidated results were an important step towards our goals for this year.

Particularly in Brazil, we were able deliver a solid top line and EBITDA performance despite the external headwinds.

The outlook for the rest of the year is no different. We expect that the macroeconomic environment will continue to be challenging but we remain confident with our strategy:

•         Core Brands

o    In both beer and CSD, as we elevate our core brands, we are able to drive superior top line performance balancing volume and price/mix in a sustainable way, while providing affordability through our winning pack price and returnable glass bottle strategies.

•         Accelerate Premium

o    With our complete portfolio, the addition of Corona and expanding now to craft, we expect to drive superior growth in the beer premium segment.

•         Near Beer

o    The continuous roll out of Skol Beats Senses and our strong innovation pipeline will help us to win a bigger share of the total alcohol beverage space.

•         In Home

o    The in home occasion offers significant volume opportunities and we expect to capture a great portion of that through innovations and better off trade execution.

•         Out of Home

o    From current to new initiatives, as the recently launched Skol Draft, we will continue pursuing ways to perfect the out of home experience.

With that in mind, we have no changes to our guidance in Brazil. We continue to expect:

•         Our top line in Brazil to grow mid to high single digits in the full year;

•         Our cash COGS in Brazil to grow mid to high single digits in the full year;

•         Brazil cash SG&A to grow below inflation in the full year;

•         Capex in Brazil is foreseen to be up to 2014 levels.

Elsewhere, we continue to see significant top line growth and EBITDA margin expansion opportunities to be captured in all the countries we operate in the Central America and the Caribbean region. In LAS, while cautious about the Argentinean macroeconomic scenario, we remain confident in our ability to deliver a solid top line and EBITDA growth in the region. In Canada, we will continue pursuing a healthy top line growth with superior profitability by leveraging on our improved portfolio and stronger execution.

First Quarter 2015 Results May 6, 2015 Page 5

Ambev Consolidated Income Statement

Consolidated income statement	1Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q15	Reported	Organic
Net revenue	9,045.1		411.2	1,312.6	10,768.8	19.1%	14.5%
Cost of goods sold (COGS)	(3,008.3)		(152.2)	(453.3)	(3,613.8)	20.1%	15.1%
Gross profit	6,036.8		259.0	859.3	7,155.0	18.5%	14.2%
Selling, general and administrative (SG&A)	(2,758.9)		(116.0)	(345.4)	(3,220.3)	16.7%	12.5%
Other operating income	238.3	1.9	(1.0)	227.6	466.8	95.9%	94.7%
Normalized operating income (normalized EBIT)	3,516.2	1.9	141.9	741.4	4,401.4	25.2%	21.1%
Exceptional items above EBIT	(6.6)		(0.4)	(0.8)	(7.8)	18.7%	12.3%
Net finance results	(368.8)				(481.7)	30.6%
Share of results of associates	7.9				2.4	-69.4%
Income tax expense	(551.9)				(951.5)	72.4%
Profit	2,596.8				2,962.8	14.1%
Attributable to Ambev holders	2,546.6				2,810.7	10.4%
Attributable to non-controlling interests	50.2				152.2	203.4%
Normalized profit	2,603.4				2,970.6	14.1%
Attributable to Ambev holders	2,553.2				2,818.5	10.4%

Normalized EBITDA	4,051.0	1.9	165.6	854.5	5,072.9	25.2%	21.1%

First Quarter 2015 Results May 6, 2015 Page 6

Ambev Consolidated Results

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

First Quarter 2015 Results May 6, 2015 Page 7

Ambev Consolidated

We delivered during the quarter R$ 5,072.9 million of Normalized EBITDA (+21.1%), with net revenues growing 14.5%, COGS rising 15.1% and SG&A (excluding depreciation and amortization) increasing 11.9%.

Ambev results	1Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q15	Reported	Organic
Volume ('000 hl)	42,984.4	13.0		183.7	43,181.0	0.5%	0.4%
Net revenue	9,045.1		411.2	1,312.6	10,768.8	19.1%	14.5%
Net revenue/hl	210.4		9.5	29.5	249.4	18.5%	14.0%
COGS	(3,008.3)		(152.2)	(453.3)	(3,613.8)	20.1%	15.1%
COGS/hl	(70.0)		(3.5)	(10.2)	(83.7)	19.6%	14.6%
Gross profit	6,036.8		259.0	859.3	7,155.0	18.5%	14.2%
Gross margin	66.7%				66.4%	-30 bps	-10 bps
SG&A excl. deprec.&amort.	(2,583.3)		(109.5)	(306.7)	(2,999.5)	16.1%	11.9%
SG&A deprec.&amort.	(175.6)		(6.5)	(38.7)	(220.9)	25.8%	22.1%
SG&A total	(2,758.9)		(116.0)	(345.4)	(3,220.3)	16.7%	12.5%
Other operating income	238.3	1.9	(1.0)	227.6	466.8	95.9%	94.7%
Normalized EBIT	3,516.2	1.9	141.9	741.4	4,401.4	25.2%	21.1%
Normalized EBIT margin	38.9%				40.9%	200 bps	220 bps
Normalized EBITDA	4,051.0	1.9	165.6	854.5	5,072.9	25.2%	21.1%
Normalized EBITDA margin	44.8%				47.1%	230 bps	260 bps

First Quarter 2015 Results May 6, 2015 Page 8

Latin America North (LAN)

Our LAN region includes Beer Brazil, CSD & NANC Brazil and Central America and the Caribbean (CAC) operations. LAN EBITDA for the quarter totaled R$ 3,627.0 million (+20.2%).

LAN results	1Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q15	Reported	Organic
Volume ('000 hl)	30,979.1			301.0	31,280.1	1.0%	1.0%
Net revenue	6,308.5		96.2	740.4	7,145.1	13.3%	11.7%
Net revenue/hl	203.6		3.1	21.7	228.4	12.2%	10.7%
COGS	(2,087.1)		(45.3)	(226.9)	(2,359.4)	13.0%	10.9%
COGS/hl	(67.4)		(1.4)	(6.6)	(75.4)	12.0%	9.8%
Gross profit	4,221.4		50.9	513.5	4,785.7	13.4%	12.2%
Gross margin	66.9%				67.0%	10 bps	30 bps
SG&A excl. deprec.&amort.	(1,747.7)		(26.9)	(207.3)	(1,981.9)	13.4%	11.9%
SG&A deprec.&amort.	(139.2)		(1.6)	(18.9)	(159.6)	14.7%	13.5%
SG&A total	(1,886.9)		(28.5)	(226.1)	(2,141.5)	13.5%	12.0%
Other operating income	253.7		0.3	226.4	480.4	89.3%	89.2%
Normalized EBIT	2,588.2		22.7	513.8	3,124.7	20.7%	19.8%
Normalized EBIT margin	41.0%				43.7%	270 bps	300 bps
Normalized EBITDA	2,992.6		31.0	603.4	3,627.0	21.2%	20.2%
Normalized EBITDA margin	47.4%				50.8%	340 bps	360 bps

First Quarter 2015 Results May 6, 2015 Page 9

Ambev Brazil

We delivered R$ 3,408.7 million (+18.1%) of Normalized EBITDA in Brazil, with EBITDA margin expanding 330 bps to 52.3%. Net revenue grew 10.7% in the quarter, with a volume decline of 0.2% and a NR/hl growth of 10.9%. COGS increased 10.2% impacted by a higher industrial depreciation (+29.3%). Total cash COGS increased 7.5%. Our SG&A (excluding depreciation and amortization) expenses increased 12.8% in the quarter.

Ambev Brazil results	1Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q15	Reported	Organic
Volume ('000 hl)	29,360.1			(65.5)	29,294.6	-0.2%	-0.2%
Net revenue	5,888.9			629.5	6,518.4	10.7%	10.7%
Net revenue/hl	200.6			21.9	222.5	10.9%	10.9%
COGS	(1,881.1)			(191.9)	(2,073.0)	10.2%	10.2%
COGS/hl	(64.1)			(6.7)	(70.8)	10.4%	10.4%
Gross profit	4,007.8			437.6	4,445.4	10.9%	10.9%
Gross margin	68.1%				68.2%	10 bps	10 bps
SG&A excl. deprec.&amort.	(1,604.8)			(205.9)	(1,810.6)	12.8%	12.8%
SG&A deprec.&amort.	(130.6)			(18.5)	(149.1)	14.2%	14.2%
SG&A total	(1,735.4)			(224.4)	(1,959.7)	12.9%	12.9%
Other operating income	254.3			222.5	476.8	87.5%	87.5%
Normalized EBIT	2,526.7			435.8	2,962.5	17.2%	17.2%
Normalized EBIT margin	42.9%				45.4%	250 bps	250 bps
Normalized EBITDA	2,887.1			521.6	3,408.7	18.1%	18.1%
Normalized EBITDA margin	49.0%				52.3%	330 bps	330 bps

First Quarter 2015 Results May 6, 2015 Page 10

Beer Brazil

In the 1Q15, EBITDA for Beer Brazil was R$ 3,012.3 million (+18.6%) with an EBITDA margin of 54.1%.

Beer Brazil net revenue grew 11.5% in the quarter, driven by both volume and net revenue per hectoliter growth. While pressured by a soft consumer environment and facing a hard comparable base (volumes were up 10.9% in 1Q14), given the strong weather and late Carnival of last year, our volumes slightly increased mainly driven by (i) a strong summer and Carnival execution; (ii) incremental volumes of our premium and near beer segments and; (iii) our pack price initiatives, including the returnable glass bottle strategy, leading to a 0.4% volume increase. Our NR/hl was up by a solid 11.0% in the quarter, driven by our revenue management strategy, the benefit of premium mix and the increased weight of direct distribution.

COGS/hl was up 13.2%, mainly driven by (i) a 29.2% increase in industrial depreciation, related to our capex investments; (ii) higher inflation; (iii) a higher FX hedge impact; and (iv) a negative impact from product mix; (iv) partially offset by the benefit of procurement savings. SG&A (excluding depreciation and amortization) expenses were 11.4% above the same period of last year mainly as a result of higher inflation and the increased weight of direct distribution.

Beer Brazil results	1Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q15	Reported	Organic
Volume ('000 hl)	21,984.1			95.0	22,079.2	0.4%	0.4%
Net revenue	4,993.6			574.0	5,567.6	11.5%	11.5%
Net revenue/hl	227.1			25.0	252.2	11.0%	11.0%
COGS	(1,457.4)			(199.8)	(1,657.2)	13.7%	13.7%
COGS/hl	(66.3)			(8.8)	(75.1)	13.2%	13.2%
Gross profit	3,536.3			374.2	3,910.4	10.6%	10.6%
Gross margin	70.8%				70.2%	-60 bps	-60 bps
SG&A excl. deprec.&amort.	(1,418.1)			(162.3)	(1,580.4)	11.4%	11.4%
SG&A deprec.&amort.	(92.7)			(18.2)	(110.8)	19.6%	19.6%
SG&A total	(1,510.8)			(180.4)	(1,691.2)	11.9%	11.9%
Other operating income	223.4			202.5	425.9	90.7%	90.7%
Normalized EBIT	2,248.8			396.2	2,645.1	17.6%	17.6%
Normalized EBIT margin	45.0%				47.5%	250 bps	250 bps
Normalized EBITDA	2,540.0			472.3	3,012.3	18.6%	18.6%
Normalized EBITDA margin	50.9%				54.1%	320 bps	320 bps

First Quarter 2015 Results May 6, 2015 Page 11

CSD & NANC Brazil

In Brazil CSD & NANC, EBITDA was R$ 396.4 million (+14.2%) in the 1Q15, with an EBITDA margin of 41.7%.

Net revenue increased 6.2% in the quarter with a volume decline of 2.2% more than offset by a strong NR/hl growth of 8.6%. We estimate the CSD industry was down by 4.5%, also impacted by the soft consumer environment, which was partially offset by market share growth, mainly driven by a strong performance of  Guaraná Antarctica Black, a line extension of Guaraná Antartica launched in January, and our 1 liter RGB strategy.

COGS per hectoliter grew 0.3% driven by inflation and unfavorable currency hedges almost fully offset by lower commodity costs and procurement savings. Cash SG&A was up 23.3% due to higher inflation, sales & marketing expenses and logistic expenses, driven by the increased weight of our own distribution.

CSD & Nanc Brazil results	1Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q15	Reported	Organic
Volume ('000 hl)	7,375.9			(160.5)	7,215.4	-2.2%	-2.2%
Net revenue	895.3			55.5	950.8	6.2%	6.2%
Net revenue/hl	121.4			10.4	131.8	8.6%	8.6%
COGS	(423.8)			7.9	(415.8)	-1.9%	-1.9%
COGS/hl	(57.5)			(0.2)	(57.6)	0.3%	0.3%
Gross profit	471.5			63.4	534.9	13.5%	13.5%
Gross margin	52.7%				56.3%	360 bps	360 bps
SG&A excl. deprec.&amort.	(186.6)			(43.6)	(230.2)	23.3%	23.3%
SG&A deprec.&amort.	(37.9)			(0.3)	(38.3)	0.9%	0.9%
SG&A total	(224.6)			(43.9)	(268.5)	19.6%	19.6%
Other operating income	30.9			20.1	51.0	64.9%	64.9%
Normalized EBIT	277.8			39.6	317.4	14.2%	14.2%
Normalized EBIT margin	31.0%				33.4%	240 bps	240 bps
Normalized EBITDA	347.1			49.3	396.4	14.2%	14.2%
Normalized EBITDA margin	38.8%				41.7%	290 bps	290 bps

First Quarter 2015 Results May 6, 2015 Page 12

Central America and the Caribbean (CAC)

From now on, HILA Ex region will be named Central America and the Caribbean (CAC).

Our operations in the Central America and the Caribbean delivered an EBITDA of R$ 218.3 million (+77.5%) with an EBITDA margin of 34.8% (+1020 bps).

We had another quarter of double-digits net revenues growth in the region (+26.4%), mainly driven by a volume increase of 22.6%, as a result of (i) good weather and a strong Carnival execution in the Dominican Republic, with a complete 360o activation all over the country; (ii) a double digit industry growth and market share gains in Guatemala, mostly driven by Modelo brands; and (iii) solid performance in the other smaller islands we operate. While still investing behind our brands in the region, we managed to increase our EBITDA in a solid way in all our main operations, sustaining the trend of margin expansion.

CAC results	1Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q15	Reported	Organic
Volume total ('000 hl)	1,619.0			366.5	1,985.5	22.6%	22.6%
Beer volume ('000 hl)	1,264.5			282.0	1,546.5	22.3%	22.3%
CSD volume ('000 hl)	354.5			84.5	439.0	23.8%	23.8%
Net revenue	419.6		96.2	111.0	626.8	49.4%	26.4%
Net revenue/hl	259.2		48.5	8.0	315.7	21.8%	3.1%
COGS	(206.0)		(45.3)	(35.1)	(286.4)	39.0%	17.0%
COGS/hl	(127.3)		(22.8)	5.8	(144.3)	13.4%	-4.6%
Gross profit	213.6		50.9	75.9	340.3	59.3%	35.5%
Gross margin	50.9%				54.3%	340 bps	370 bps
SG&A excl. deprec.&amort.	(142.9)		(26.9)	(1.4)	(171.3)	19.8%	1.0%
SG&A deprec.&amort.	(8.6)		(1.6)	(0.4)	(10.5)	22.5%	4.2%
SG&A total	(151.5)		(28.5)	(1.8)	(181.8)	20.0%	1.2%
Other operating income/expenses	(0.5)		0.3	3.8	3.6	nm	nm
Normalized EBIT	61.6		22.7	77.9	162.2	163.4%	126.6%
Normalized EBIT margin	14.7%				25.9%	1120 bps	1160 bps
Normalized EBITDA	105.5		31.0	81.8	218.3	106.9%	77.5%
Normalized EBITDA margin	25.1%				34.8%	970 bps	1020 bps

First Quarter 2015 Results May 6, 2015 Page 13

Latin America South (LAS)

LAS EBITDA expanded 27.2% in the 1Q15 to R$ 1,192.6 million, with an EBITDA margin of 45.4% (-20 bps).

Top line for LAS increased 27.8% during the quarter, as NR/hl grew 29.6%, partially offset by a volume decline of 1.4%.

COGS/hl grew 33.6%, mainly driven by higher inflation and unfavorable currency hedges in Argentina, along with lower dilution of fixed costs due to volume decline.

SG&A (excluding depreciation and amortization) increased by 20.1%, adversely impacted by inflationary pressures in distribution and labor-related expenses in both beer and CSD.

LAS results	1Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q15	Reported	Organic
Volume ('000 hl)	10,210.4			(142.2)	10,068.2	-1.4%	-1.4%
Net revenue	1,874.1		235.1	520.1	2,629.2	40.3%	27.8%
Net revenue/hl	183.5		23.3	54.2	261.1	42.3%	29.6%
COGS	(658.0)		(82.4)	(209.1)	(949.5)	44.3%	31.8%
COGS/hl	(64.4)		(8.2)	(21.7)	(94.3)	46.3%	33.6%
Gross profit	1,216.0		152.7	311.0	1,679.7	38.1%	25.6%
Gross margin	64.9%				63.9%	-100 bps	-110 bps
SG&A excl. deprec.&amort.	(421.9)		(45.2)	(84.8)	(551.9)	30.8%	20.1%
SG&A deprec.&amort.	(28.4)		(4.0)	(17.3)	(49.7)	75.3%	61.1%
SG&A total	(450.3)		(49.2)	(102.2)	(601.6)	33.6%	22.7%
Other operating income/expenses	(13.9)		(1.4)	(0.1)	(15.4)	10.6%	0.5%
Normalized EBIT	751.8		102.1	208.8	1,062.7	41.3%	27.8%
Normalized EBIT margin	40.1%				40.4%	30 bps	bps
Normalized EBITDA	847.7		114.2	230.7	1,192.6	40.7%	27.2%
Normalized EBITDA margin	45.2%				45.4%	10 bps	-20 bps

First Quarter 2015 Results May 6, 2015 Page 14

LAS Beer

During 1Q15, LAS Beer delivered R$ 1,111.0 million (+33.0%) of EBITDA, with an EBITDA margin expansion of 70 bps to 54.3%.

In the first quarter, volumes declined 2.1%, mainly driven by beer industry contraction in Argentina, due to the continuing weak consumption environment. Despite that, we were able to drive solid net revenue growth in the region, driven by our revenue management strategy in Argentina, and our top line performance in key markets such as Bolivia, Chile and Paraguay. During the quarter, we started to distribute Corona in Chile, enhancing our premium strategy in the country that, coupled with the introduction of Mixxtail Mojito in Argentina, were important drivers of incremental volume growth and positive mix.

COGS/hl increased 31.5% in the quarter impacted by higher inflation and unfavorable FX hedges in Argentina, while, cash SG&A grew 17.9% in the period also impacted by inflation but benefiting from non working money savings.

LAS Beer	1Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q15	Reported	Organic
Volume ('000 hl)	6,161.4			130.6	6,292.0	2.1%	2.1%
Net revenue	1,412.8		192.5	442.3	2,047.5	44.9%	31.3%
Net revenue/hl	229.3		30.6	65.5	325.4	41.9%	28.6%
COGS	(414.1)		(56.6)	(142.0)	(612.7)	47.9%	34.3%
COGS/hl	(67.2)		(9.0)	(21.2)	(97.4)	44.9%	31.5%
Gross profit	998.6		135.9	300.3	1,434.9	43.7%	30.1%
Gross margin	70.7%				70.1%	-60 bps	-70 bps
SG&A excl. deprec.&amort.	(293.0)		(32.8)	(52.4)	(378.1)	29.1%	17.9%
SG&A deprec.&amort.	(19.5)		(3.3)	(18.4)	(41.3)	111.2%	94.4%
SG&A total	(312.5)		(36.0)	(70.8)	(419.4)	34.2%	22.7%
Other operating income/expenses	(10.3)		(1.4)	(3.7)	(15.4)	49.1%	35.5%
Normalized EBIT	675.8		98.5	225.8	1,000.1	48.0%	33.4%
Normalized EBIT margin	47.8%				48.8%	100 bps	80 bps
Normalized EBITDA	753.5		108.7	248.7	1,111.0	47.4%	33.0%
Normalized EBITDA margin	53.3%				54.3%	90 bps	70 bps

First Quarter 2015 Results May 6, 2015 Page 15

LAS CSD & NANC

In LAS CSD & NANC, our EBITDA declined by 19.1% to R$ 81.7 million in the quarter.

CSD & NANC volumes decreased 6.7% in 1Q15, mainly driven by industry contraction in Argentina. Our NR/hl was up 25.3% driven by our revenue management strategy, resulting in a top line growth of 16.9%.

LAS CSD & NANC COGS/hl grew 36.7% in 1Q15, impacted by higher inflation and unfavorable FX hedges in Argentina. SG&A (excluding depreciation and amortization) increased 25.2% in the quarter also due to higher inflation.

LAS CSD&Nanc	1Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q15	Reported	Organic
Volume ('000 hl)	4,049.0			(272.9)	3,776.2	-6.7%	-6.7%
Net revenue	461.3		42.6	77.8	581.7	26.1%	16.9%
Net revenue/hl	113.9		11.3	28.8	154.0	35.2%	25.3%
COGS	(243.9)		(25.8)	(67.1)	(336.8)	38.1%	27.5%
COGS/hl	(60.2)		(6.8)	(22.1)	(89.2)	48.1%	36.7%
Gross profit	217.4		16.7	10.7	244.9	12.6%	4.9%
Gross margin	47.1%				42.1%	-500 bps	-480 bps
SG&A excl. deprec.&amort.	(128.9)		(12.4)	(32.4)	(173.8)	34.8%	25.2%
SG&A deprec.&amort.	(8.8)		(0.7)	1.1	(8.5)	-4.1%	-12.5%
SG&A total	(137.8)		(13.2)	(31.3)	(182.3)	32.3%	22.7%
Other operating income/expenses	(3.6)		(0.0)	3.6	(0.0)	-99.5%	-99.5%
Normalized EBIT	76.0		3.6	(17.1)	62.6	-17.7%	-22.4%
Normalized EBIT margin	16.5%				10.8%	-570 bps	-560 bps
Normalized EBITDA	94.2		5.5	(18.0)	81.7	-13.3%	-19.1%
Normalized EBITDA margin	20.4%				14.0%	-640 bps	-630 bps

First Quarter 2015 Results May 6, 2015 Page 16

Canada

Our Canadian operations delivered R$ 253.3 million of EBITDA (+9.6%), while our EBITDA margin increased 90 bps to 25.5%.

The beer industry in Canada expanded during the first quarter of the year, mostly driven by warmer temperatures in March, after a colder start in January and February. Our reported volumes grew 2.1%, mainly impacted by the addition of Corona to our portfolio (as we began to distribute the brands from Grupo Modelo in March 2014) coupled with good performance of Bud Light, Shock Top and Stella Artois.

During the 1Q15, our net revenues per hectoliter increased 4.6% as a result of our revenue management initiatives, also facing an easier comparable base of 1Q14, and the benefit of premium mix. Our COGS increased 6.6%, whereas on a per hectoliter basis grew 5.1%, driven by product mix and by commodity and currency hedge headwinds.

The scope change in Canada refers to the addition of the Grupo Modelo brands commencing on March 1st, 2014.

Canada results	1Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			1Q15	Reported	Organic
Volume ('000 hl)	1,794.9	13.0		24.9	1,832.7	2.1%	1.4%
Net revenue	862.5		79.9	52.0	994.4	15.3%	6.0%
Net revenue/hl	480.5		43.6	21.9	542.6	12.9%	4.6%
COGS	(263.1)		(24.5)	(17.3)	(304.9)	15.9%	6.6%
COGS/hl	(146.6)		(13.4)	(7.5)	(166.4)	13.5%	5.1%
Gross profit	599.4		55.4	34.8	689.5	15.0%	5.8%
Gross margin	69.5%				69.3%	-20 bps	-20 bps
SG&A excl. deprec.&amort.	(413.7)		(37.4)	(14.6)	(465.7)	12.6%	3.5%
SG&A deprec.&amort.	(8.0)		(0.9)	(2.6)	(11.5)	43.4%	31.9%
SG&A total	(421.7)		(38.3)	(17.2)	(477.2)	13.2%	4.1%
Other operating income/expenses	(1.5)	1.9	0.1	1.2	1.7	nm	nm
Normalized EBIT	176.1	1.9	17.2	18.9	214.1	21.6%	10.6%
Normalized EBIT margin	20.4%				21.5%	110 bps	90 bps
Normalized EBITDA	210.7	1.9	20.4	20.4	253.3	20.2%	9.6%
Normalized EBITDA margin	24.4%				25.5%	100 bps	90 bps

First Quarter 2015 Results May 6, 2015 Page 17

Other operating income/(expense)

Other operating income/(expense) increased R$ 228.5 million, totaling R$ 466.8 million in 1Q15, mainly driven by the growth of recurrent government grants related to state VAT long-term tax incentives.

Other operating income/(expenses)	1Q14	1Q15

R$ million

Government grants/NPV of long term fiscal incentives	292.4	467.7
(Additions to)/reversals of provisions	(5.9)	(8.6)
Net gain on disposal of property, plant and equipment and intangible assets	(7.8)	(12.5)
Net other operating income	(40.3)	20.2

	238.3	466.8

Exceptional items

During the first quarter we recorded an expense of R$ 7.8 million in exceptional items (as compared to R$ 6.6 million in 1Q14).

Exceptional items	1Q14	1Q15

R$ million

Restructuring	(6.6)	(7.8)
Impairment of fixed assets
Other exceptional items

	(6.6)	(7.8)

First Quarter 2015 Results May 6, 2015 Page 18

Net finance results

Net finance results totaled an expense of R$ 481.7 million during the first quarter, which was R$ 112.9 million worse than 1Q14, mainly driven by (i) higher non cash accretion expenses in connection with the put associated with our investment in Dominican Republic; (ii) losses on derivatives related to the implementation of our hedging policy, and; (iii) foreign exchange translation losses on intercompany payables and loans as a consequence of the BRL depreciation. Given the nature of these transactions (intercompany payables and loans), the non-cash currency translation impact is reported in our income statement. However, such impact is economically offset by the foreign exchange translation gains on offshore companies that are registered in equity.

Net finance results	1Q14	1Q15

R$ million

Interest income	106.1	173.5
Interest expenses	(137.8)	(207.6)
Gains/(losses) on derivative instruments	(173.7)	(219.7)
Gains/(losses) on non-derivative instruments	(82.5)	(119.4)
Taxes on financial transactions	(18.4)	(28.7)
Other financial income/(expenses), net	(62.5)	(79.8)

Net finance results	(368.8)	(481.7)

As of March 31, 2015 we held a net cash position of R$ 5,122.4 million (down from R$ 7,713.3 million as of December 31, 2014).  Consolidated debt corresponded to R$ 2,691.0 million whereas cash and cash equivalents less bank overdrafts totaled R$ 6,779.7 million, down from R$ 9,623.0 million as of December 31, 2014.

	December 2014			March 2015
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	572.3	1,422.5	1,994.8	588.1	1,497.8	2,085.9
Foreign Currency	415.8	212.1	627.9	406.4	198.7	605.1
Consolidated Debt	988.1	1,634.6	2,622.6	994.5	1,696.5	2,691.0

Cash and Cash Equivalents less Bank Overdrafts			9,623.0			6,779.7
Current Investment Securities			713.0			1,033.8

Net Debt/ (Cash)			(7,713.3)			(5,122.4)

First Quarter 2015 Results May 6, 2015 Page 19

Provision for income tax & social contribution

The weighted nominal tax rate for the quarter was 32.7%, compared to 32.8% of 1Q14, while the effective tax rate was up from 17.5% to 24.3%, mainly due to a one time negative impact of approximately R$ 360 million related to intercompany transactions.

The table below shows the reconciliation for income tax and social contribution provision.

Income tax and social contribution
R$ million	1Q14	1Q15

Profit before tax	3,148.7	3,914.3

Adjustment on taxable basis
Non-taxable net financial and other income	5.7	(478.2)
Goverment grants (VAT)	(215.6)	(299.1)
Share of results of associates	(7.9)	(2.4)
Expenses not deductible for tax purposes	49.0	69.5
	2,979.8	3,204.1
Aggregated weighted nominal tax rate	32.8%	32.7%
Taxes – nominal rate	(978.3)	(1,048.2)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	340.0	487.6
Tax benefit - amortization on tax books	51.5	35.6
Other tax adjustments	35.0	(426.5)
Income tax and social contribution expense	(551.9)	(951.5)
Effective tax rate	17.5%	24.3%

Shareholding structure

The table below summarizes Ambev S.A.’s shareholding structure as of March 31, 2015.

Ambev S.A.'s shareholding structure
	ON	%Outs
Anheuser-Busch InBev	9,716,577,918	61.8%
FAHZ	1,546,596,201	9.8%
Market	4,450,493,034	28.3%
Outstanding	15,713,667,153	100.0%
Treasury	3,948,266
TOTAL	15,717,615,419
Free float BM&FBovespa	3,049,232,115	19.4%
Free float NYSE	1,401,260,919	8.9%

First Quarter 2015 Results May 6, 2015 Page 20

Reconciliation between normalized EBITDA & profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity.  Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	1Q14	1Q15
Profit - Ambev holders	2,546.6	2,810.7
Non-controlling interest	50.2	152.2
Income tax expense	551.9	951.5
Profit before taxes	3,148.7	3,914.3
Share of results of associates	(7.9)	(2.4)
Net finance results	368.8	481.7
Exceptional items	6.6	7.8
Normalized EBIT	3,516.2	4,401.4
Depreciation & amortization - total	534.8	671.5
Normalized EBITDA	4,051.0	5,072.9

Subsequent Events

On April 17, 2015, CRBS S.A., a wholly owned subsidiary of Ambev S.A., closed a transaction in which Ambev S.A. became the indirect owner of 100% of the shares of the Colombian companies BOGOTA BEER COMPANY SAS (“BBC") and CERVECERÍA BBC SAS (“Cerveceria BBC”), owners of one craft brewery in Tocancipá and 27 points of sales of craft beer.

First Quarter 2015 Results May 6, 2015 Page 21

Q1 2015 Earnings Conference Call

Speakers:	Bernardo Paiva Chief Executive Officer
Nelson Jamel Chief Financial and Investor Relations Officer

Language:	English

Date:	May 6th, 2015 (Wednesday)

Time:	12:00 (Brasília time) 11:00 (EST)

Phone number:	US participants	+ 1 (877) 317-6776
	International participants	+ 1 (412) 317-6776

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website:

http://webcast.neo1.net/Cover.aspx?PlatformId=EQuARoiEzx5uG1X4ajnDZA%3D%3D

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: participants calling from USA: +1 (877) 344-7529 / participants calling from other countries: +1 (412) 317-0088 / Code: 10063737 - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Marino Lima (+55 11) 2122-1415 marino.lima@ambev.com.br	Andre Thomaz (+55 11) 2122-1414 andre.thomaz@ambev.com.br

www.ambev-ir.com

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

First Quarter 2015 Results May 6, 2015 Page 22

Ambev - Segment financial information
Organic results
	Ambev Brazil
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil
	1Q14	1Q15%		1Q14	1Q15%		1Q14	1Q15%
Volumes (000 hl)	21,984	22,079	0.4%	7,376	7,215	-2.2%	29,360	29,295	-0.2%

R$ million
Net sales	4,993.6	5,567.6	11.5%	895.3	950.8	6.2%	5,888.9	6,518.4	10.7%
% of total	55.2%	51.7%		9.9%	8.8%		65.1%	60.5%
COGS	(1,457.4)	(1,657.2)	13.7%	(423.8)	(415.8)	-1.9%	(1,881.1)	(2,073.0)	10.2%
% of total	48.4%	45.9%		14.1%	11.5%		62.5%	57.4%
Gross profit	3,536.3	3,910.4	10.6%	471.5	534.9	13.5%	4,007.8	4,445.4	10.9%
% of total	58.6%	54.7%		7.8%	7.5%		66.4%	62.1%
SG&A	(1,510.8)	(1,691.2)	11.9%	(224.6)	(268.5)	19.6%	(1,735.4)	(1,959.7)	12.9%
% of total	54.8%	52.5%		8.1%	8.3%		62.9%	60.9%
Other operating income/(expenses)	223.4	425.9	90.7%	30.9	51.0	64.9%	254.3	476.8	87.5%
% of total	93.7%	91.2%		13.0%	10.9%		106.7%	102.2%
Normalized EBIT	2,248.8	2,645.1	17.6%	277.8	317.4	14.2%	2,526.7	2,962.5	17.2%
% of total	64.0%	60.1%		7.9%	7.2%		71.9%	67.3%
Normalized EBITDA	2,540.0	3,012.3	18.6%	347.1	396.4	14.2%	2,887.1	3,408.7	18.1%
% of total	62.7%	59.4%		8.6%	7.8%		71.3%	67.2%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-29.2%	-29.8%		-47.3%	-43.7%		-31.9%	-31.8%
Gross profit	70.8%	70.2%		52.7%	56.3%		68.1%	68.2%
SG&A	-30.3%	-30.4%		-25.1%	-28.2%		-29.5%	-30.1%
Other operating income/(expenses)	4.5%	7.6%		3.5%	5.4%		4.3%	7.3%
Normalized EBIT	45.0%	47.5%		31.0%	33.4%		42.9%	45.4%
Normalized EBITDA	50.9%	54.1%		38.8%	41.7%		49.0%	52.3%

Per hectoliter - (R$/hl)
Net sales	227.1	252.2	11.0%	121.4	131.8	8.6%	200.6	222.5	10.9%
COGS	(66.3)	(75.1)	13.2%	(57.5)	(57.6)	0.3%	(64.1)	(70.8)	10.4%
Gross profit	160.9	177.1	10.1%	63.9	74.1	16.0%	136.5	151.7	11.2%
SG&A	(68.7)	(76.6)	11.5%	(30.4)	(37.2)	22.2%	(59.1)	(66.9)	13.2%
Other operating income/(expenses)	10.2	19.3	89.8%	4.2	7.1	68.6%	8.7	16.3	87.9%
Normalized EBIT	102.3	119.8	17.1%	37.7	44.0	16.8%	86.1	101.1	17.5%
Normalized EBITDA	115.5	136.4	18.1%	47.1	54.9	16.8%	98.3	116.4	18.3%

Ambev - Segment financial information
Organic results
	LAS			CAC			Canada			Ambev
	Operations			Operations			Operations			Consolidated
	1Q14	1Q15%		1Q14	1Q15%		1Q14	1Q15%		1Q14	1Q15%
Volumes (000 hl)	10,210	10,068	-1.4%	1,619	1,985	22.6%	1,795	1,833	1.4%	42,984	43,181	0.4%

R$ million
Net sales	1,874.1	2,629.2	27.8%	419.6	626.8	26.4%	862.5	994.4	6.0%	9,045.1	10,768.8	14.5%
% of total	20.7%	24.4%		4.6%	5.8%		9.5%	9.2%		100.0%	100.0%
COGS	(658.0)	(949.5)	31.8%	(206.0)	(286.4)	17.0%	(263.1)	(304.9)	6.6%	(3,008.3)	(3,613.8)	15.1%
% of total	21.9%	26.3%		6.8%	7.9%		8.7%	8.4%		100.0%	100.0%
Gross profit	1,216.0	1,679.7	25.6%	213.6	340.3	35.5%	599.4	689.5	5.8%	6,036.8	7,155.0	14.2%
% of total	20.1%	23.5%		3.5%	4.8%		9.9%	9.6%		100.0%	100.0%
SG&A	(450.3)	(601.6)	22.7%	(151.5)	(181.8)	1.2%	(421.7)	(477.2)	4.1%	(2,758.9)	(3,220.3)	12.5%
% of total	16.3%	18.7%		5.5%	5.6%		15.3%	14.8%		100.0%	100.0%
Other operating income/(expenses)	(13.9)	(15.4)	0.5%	(0.5)	3.6	nm	(1.5)	1.7	nm	238.3	466.8	94.7%
% of total	-5.8%	-3.3%		-0.2%	0.8%		-0.6%	0.4%		100.0%	100.0%
Normalized EBIT	751.8	1,062.7	27.8%	61.6	162.2	126.6%	176.1	214.1	10.6%	3,516.2	4,401.4	21.1%
% of total	21.4%	24.1%		1.8%	3.7%		5.0%	4.9%		100.0%	100.0%
Normalized EBITDA	847.7	1,192.6	27.2%	105.5	218.3	77.5%	210.7	253.3	9.6%	4,051.0	5,072.9	21.1%
% of total	20.9%	23.5%		2.6%	4.3%		5.2%	5.0%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-35.1%	-36.1%		-49.1%	-45.7%		-30.5%	-30.7%		-33.3%	-33.6%
Gross profit	64.9%	63.9%		50.9%	54.3%		69.5%	69.3%		66.7%	66.4%
SG&A	-24.0%	-22.9%		-36.1%	-29.0%		-48.9%	-48.0%		-30.5%	-29.9%
Other operating income/(expenses)	-0.7%	-0.6%		-0.1%	0.6%		-0.2%	0.2%		2.6%	4.3%
Normalized EBIT	40.1%	40.4%		14.7%	25.9%		20.4%	21.5%		38.9%	40.9%
Normalized EBITDA	45.2%	45.4%		25.1%	34.8%		24.4%	25.5%		44.8%	47.1%

Per hectoliter - (R$/hl)
Net sales	183.5	261.1	29.6%	259.2	315.7	3.1%	480.5	542.6	4.6%	210.4	249.4	14.0%
COGS	(64.4)	(94.3)	33.6%	(127.3)	(144.3)	-4.6%	(146.6)	(166.4)	5.1%	(70.0)	(83.7)	14.6%
Gross profit	119.1	166.8	27.4%	131.9	171.4	10.5%	333.9	376.2	4.4%	140.4	165.7	13.7%
SG&A	(44.1)	(59.8)	24.4%	(93.6)	(91.6)	-17.5%	(235.0)	(260.4)	2.7%	(64.2)	(74.6)	12.0%
Other operating income/(expenses)	(1.4)	(1.5)	1.9%	(0.3)	1.8	-627.4%	(0.9)	1.0	337.3%	5.5	10.8	93.9%
Normalized EBIT	73.6	105.6	29.6%	38.0	81.7	84.8%	98.1	116.8	9.1%	81.8	101.9	20.6%
Normalized EBITDA	83.0	118.5	29.0%	65.1	109.9	44.7%	117.4	138.2	8.1%	94.2	117.5	20.6%

.

First Quarter 2015 Results May 6, 2015 Page 23

CONSOLIDATED BALANCE SHEET	March 2015	December 2014
R$ million
Assets
Current assets
Cash and cash equivalents	6,974.6	9,722.1
Investment securities	1,033.7	713.0
Derivative financial instruments	1,294.9	882.5
Trade receivables	2,897.7	3,028.8
Inventories	4,377.9	3,411.3
Taxes and contributions receivable	1,394.3	1,581.9
Other assets	1,267.9	1,388.8
	19,241.0	20,728.4
Non-current assets
Investment securities	84.4	68.0
Derivative financial instruments	7.7	5.5
Taxes and contributions receivable	1,107.6	1,161.2
Deferred tax assets	2,791.2	1,392.5
Other assets	1,856.1	1,736.5
Employee benefits	12.8	12.8
Investments in associates	146.2	40.4
Property, plant and equipment	16,542.0	15,740.1
Intangible assets	4,337.9	3,754.9
Goodwill	28,974.3	27,502.9
	55,860.2	51,414.8

Total assets	75,101.2	72,143.2

Equity and liabilities
Current liabilities
Trade payables	8,199.1	8,708.7
Derivative financial instruments	3,427.1	1,909.2
Interest-bearing loans and borrowings	994.5	988.1
Bank overdrafts	194.9	99.1
Payroll and social security payables	615.6	598.4
Dividends and interest on shareholder´s equity payable	498.6	2,435.3
Income tax and social contribution payable	1,198.2	640.4
Taxes and contributions payable (current)	1,843.9	2,903.3
Other liabilities (current)	4,654.9	3,403.1
Provisions	141.1	139.2
	21,767.9	21,824.8
Non-current liabilities
Trade payables	67.4	73.9
Derivative financial instruments	24.1	29.8
Interest-bearing loans and borrowings	1,696.6	1,634.6
Deferred tax liabilities	1,897.0	1,737.6
Taxes and contributions payable	560.9	610.9
Other liabilities	462.4	286.7
Provisions	576.3	543.2
Employee benefits	1,936.2	1,757.0
	7,220.9	6,673.7

Total liabilities	28,988.8	28,498.5

Equity
Issued capital	57,614.1	57,582.4
Reserves	57,890.2	59,907.2
Comprehensive income	(73,054.0)	(75,268.0)
Retained earnings	1,867.7
Equity attributable to equity holders of Ambev	44,318.0	42,221.6
Non-controlling interests	1,794.4	1,423.1
Total Equity	46,112.4	43,644.7

Total equity and liabilities	75,101.2	72,143.2

.

First Quarter 2015 Results May 6, 2015 Page 24

CONSOLIDATED STATEMENT OF OPERATIONS
R$ million	1Q15	1Q14

Net sales	10,768.8	9,045.1
Cost of sales	(3,613.8)	(3,008.3)
Gross profit	7,155.0	6,036.8

Sales and marketing expenses	(2,698.8)	(2,315.4)
Administrative expenses	(521.5)	(443.4)
Other operating income/(expenses)	466.8	238.3

Normalized EBIT	4,401.4	3,516.2

Exceptional items	(7.8)	(6.6)

Income from operations (EBIT)	4,393.6	3,509.6

Net finance results	(481.7)	(368.8)
Share of results of associates	2.4	7.9

Profit before income tax	3,914.3	3,148.7

Income tax expense	(951.5)	(551.9)

Profit	2,962.8	2,596.8
Attributable to:
Equity holders of Ambev	2,810.7	2,546.6
Non-controlling interest	152.2	50.2

Nº of basic shares outstanding	15,717.8	15,664.2
Nº of diluted shares outstanding	15,841.3	15,811.0

Basic earnings per share (common)	0.18	0.16
Diluted earnings per share (common)	0.18	0.16

First Quarter 2015 Results May 6, 2015 Page 25

CONSOLIDATED STATEMENT OF CASH FLOWS
R$ million	1Q15	1Q14
Cash Flows from Operating Activities
Profit	2,962.8	2,596.8
Depreciation, amortization and impairment	671.5	534.8
Impairment losses on receivables and inventories	56.2	19.6
Additions/(reversals) in provisions and employee benefits	48.0	39.3
Net finance cost	481.7	368.8
Loss/(gain) on sale of property, plant and equipment and intangible assets	12.5	7.8
Equity-settled share-based payment expense	45.9	44.5
Income tax expense	951.5	551.9
Share of result of associates	(2.4)	(7.9)
Other non-cash items included in the profit	(149.4)	(167.6)
Cash flow from operating activities before changes in working capital and use of provisions	5,078.4	3,988.0
Decrease/(increase) in trade and other receivables	174.2	182.5
Decrease/(increase) in inventories	(744.9)	(335.2)
Increase/(decrease) in trade and other payables	(688.6)	(1,215.2)
Cash generated from operations	3,819.1	2,620.0
Interest received/(paid)	278.8	(69.7)
Dividends received	3.0	13.6
Income tax paid	(868.8)	(985.9)
Cash flow from operating activities	3,232.2	1,578.0
Proceeds from sale of property, plant, equipment and intangible assets	6.7	39.6
Acquisition of property, plant, equipment and intangible assets	(719.5)	(875.8)
Acquisition of subsidiaries, net of cash acquired	(48.1)	20.2
Acquisition of other investments	(100.0)
Investment in debt securities and net proceeds of debt securities	(342.9)	(133.2)
Net acquisition of other assets	0.0	4.9
Cash flow used in investing activities	(1,203.7)	(944.4)
Capital increase	6.9	1.2
Share Premium		(1.6)
Proceeds/repurchase of treasury shares	(50.3)	(3.8)
Proceeds from borrowings	3,879.2	252.7
Repayment of borrowings	(4,843.1)	(558.8)
Cash net finance costs other than interests	149.9	(307.9)
Payment of finance lease liabilities	(0.5)	(0.3)
Dividends paid	(4,961.8)	(3,916.1)
Cash flow used in financing activities	(5,819.6)	(4,534.5)
Net increase/(decrease) in Cash and cash equivalents	(3,791.2)	(3,900.8)
Cash and cash equivalents less bank overdrafts at beginning of period	9,623.0	11,538.2
Effect of exchange rate fluctuations	947.9	(341.7)
Cash and cash equivalents less bank overdrafts at end of period	6,779.7	7,295.7

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2015

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer